Mail Stop 4561
	 								April 27, 2006

VIA U.S. MAIL AND FAX (502) 357-9029

Ms. Debra A Cafaro
President and Chief Executive Officer
Ventas, Inc.
10350 Ormsby Park Place, Suite 300
Louisville, KY 40223

      Re:	Ventas, Inc.
      	Form 10-K for the year ended December 31, 2005
      	Filed February 28, 2006
      File No. 1-10989

Dear Ms. Cafaro:

      We have reviewed your filing and have the following comments.
We have limited our review of your filing to those issues we have addressed in our comments. Please be as detailed as necessary in your explanations. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Consolidated Statements of Cash Flows, page 58

1. Please tell us where the cash flows from the sale of a seniors housing facility during 2005 for approximately $9.9 million in net cash proceeds are classified on the Statement of Cash Flows for the
Year Ended December 31, 2005. If the cash flow is included in Net cash provided by operating activities, in future filings please reclassify the cash proceeds to cash flows from investing activities.


Note 5 - Acquisitions, page 67

2. We note from the table provided on page 67 that you have not allocated any of the purchase price of your various purchase transactions during 2004 and 2005 to intangible assets, such as in-place leases or customer relationships. From your accounting policy disclosure on page 60, it appears that you allocate the cost of properties acquired between tangible land, buildings and equipment and recognized intangible assets based upon estimated fair values in accordance with SFAS 141. Please tell us how you determined that no value should be allocated to intangible assets such as customer relationships and in-place leases. As an example, it appears that there could be a significant customer relationship intangible related to the acquisition of Provident as this enables you to reduce dependence on Kindred for rental revenue. This is just one example of why there could be a customer relationship intangible related to the acquisition of Provident.

Note 6 - Dispositions, page 67

3. Please tell us and disclose your accounting policy for recognizing gains on the sale of assets in accordance with SFAS 66 in future filings. Additionally, please tell us how the gain recognized on the sale of assets during 2005 met the criteria for gain recognition under SFAS 66.

*    *    *    *

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;


* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      If you have any questions, you may contact Eric McPhee at
(202)
551-3693 or me at (202) 551-3486.

Sincerely,



Daniel L. Gordon
Branch Chief


Ms. Debra A Cafaro
Ventas, Inc.
April 27, 2006
Page 1